

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 29, 2010

Via Facsimile (646) 502-4778

Mr. Caleb A. Chill
VP General Counsel and Corporate Secretary
Answers Corporation
237 West 35th Street, Suite 1101
New York, New York 10001

> **Re:** **Answers Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Filed March 9, 2009**
> **File No. 001-32255**

Dear Mr. Chill:

We have reviewed your response letter dated December 28, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 1, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III

Item 11. Executive Compensation

Compensation Program and Forms of Compensation, page 92

1.   We note your responses to prior comments 4, 5, and 6. In future filings, please expand your disclosure of the role of your chief executive officer in determining compensation for the other named executive officers, including his role in determining, and the methods by which he determines, base salary, long-term incentive awards, and bonuses. In addition, consistent with your responses, please include a more detailed discussion of his use of any third-party survey data.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please direct any questions or concerns to Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Maryse Mills-Apenteng
Special Counsel